Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

Thomas S. Harman

202.739.5662

tharman@morganlewis.com

February 10, 2012

VIA EDGAR TRANSMISSION

Mr. Kieran Brown

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Municipal High Income Opportunity Fund (the “Fund”) – Post-Effective Amendment (“PEA”) No. 2
(File Nos. 333-161462 and 811-21449)

Dear Mr. Brown:

This letter responds to the comments we received from you on September 22, 2011 regarding the Fund’s PEA, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on August 10, 2011. The following summarizes your comments and provides our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).

1. Comment: On page 1, please clarify if “The Fund seeks to achieve its investment objective primarily by investing at least 80% of its assets…” should read “80% of its net assets.”

Response: No, the language is correct. The Fund invests 80% of its total assets, which includes borrowings, not its net assets, which would not include borrowings.

2. Comment: On page 2, it states that the Fund will invest “39% of its total investments in municipal securities not rated by Moody’s, S&P’s, or Fitch.” Please clarify what these investments would have been rated if they had been rated, for example, junk or investment quality.

Response: References to ratings by the Fund’s investment adviser of unrated investments are not included in the Prospectus to comply with comments from FINRA to the Director of Compliance of Nuveen Securities, LLC (formerly Nuveen Investments, LLC) that such descriptions are misleading.

3. Comment: On page 8, the sentence “The income benefit from leverage will be reduced (increase) to the extent that the difference narrows (widens) between the net earnings on the Fund’s portfolio securities and its cost of leverage” is difficult to understand. Please break this into two sentences.

Mr. Kieran Brown

February 10, 2012

Response: We will make the requested change.

4. Comment: On page 8, please note under “Leverage Risk” that net asset value may decrease even if the Fund has positive returns because of the cost of leverage.

Response: We will make the requested change.

5. Comment: On page 9, please delete the sentence “The Fund’s use of financial leverage also creates incremental Common Share net asset value risk because the full impact of price changes in the Fund’s investment portfolio, including assets attributable to leverage, is borne by Common Shareholders. Please move the sentence “This can lead to a greater increase in net asset values in rising markets than if the Fund were not leveraged, but also can result in a greater decrease in net asset values in declining markets” to the beginning of the “Leverage Risk” section.

Response: We have moved the entire paragraph to the beginning of the “Leverage Risk” section.

6. Comment: On page 11, and elsewhere, if applicable, please remove references to “MuniPreferred Shares.”

Response: We will make the requested change.

7. Comment: On page 13, under the “Summary of Fund Expenses” table, please do not break out “Fund-Level Fees” and “Complex-Level Fees,” please aggregate them instead.

Response: We will make the requested change.

8. Comment: On page 13, under the Summary of Fund Expenses table, please combine “Interest Payments on Borrowings” with “Interest and Related Expenses from Inverse Floaters” and move “Other Expenses” below them.

Response: We will make the requested change.

9. Comment: On page 47, why is the paragraph on the FINRA inquiry not included in the “Legal Proceedings” section?

Response: This paragraph is not included in the “Legal Proceedings” section because it does not involve the Fund and is therefore not material to the Fund, although it may be deemed to be material to the underwriter. We have updated this paragraph.

10. Comment: On page 1 of the SAI, under “Investment Restrictions,” it states “(2) Issue senior securities, as defined in the 1940 Act, other than preferred shares, except to the extent permitted under the 1940 Act and except as otherwise described in the Prospectus.” This restriction is confusing, as it reads as if the Fund may issue senior securities that are not permitted under the 1940 Act by simply describing them in the Prospectus. Please make it clear that the Fund may not issue senior securities by simply describing them in the Prospectus.

Mr. Kieran Brown

February 10, 2012

Response: The Fund may not change an investment restriction without a shareholder vote, however, we agree with your interpretation that the Fund may not issue senior securities by simply describing them in the Prospectus.

11. Comment: On page 1 of the SAI, under “Investment Restrictions”, it states “(3) Borrow money, except as permitted by the 1940 Act and exemptive orders granted under the 1940 Act.” Please indicate somewhere in the SAI what borrowings are permitted by the 1940 Act and if any relevant exemptive orders have been granted to the Fund or applied for by the Fund.

Response: It would be impracticable to attempt to describe every form of borrowing permitted by the 1940 Act, as the description would inevitably omit some of them that either exist now or may be developed in the future. In addition, Form N-2 does not require such a list.

12. Comment: Starting on page 17 of the SAI, please add “During the Past 5 Years” to the “Other Trusteeships Held by Trustee” column.

Response: We will make the requested change.

13. Comment: Starting on page 18 of the SAI, instead of using “See Principal Occupation description” in the “Other Trusteeships Held by Trustee” column, please list out the trusteeships in this column.

Response: We will make the requested change.

14. Comment: On page 41 of the SAI, in the last column of the “Number of Other Accounts Managed and Assets by Account Type” table, please clarify if “Other Accounts” also include “Other Pooled Investment Vehicles” and “Registered Investment Companies.”

Response: We will make the requested change.

***

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5662 or Trina Winkelmann at 202.739.5254.

Sincerely,

/s/ Thomas S. Harman

cc:	Gifford Zimmerman
Kevin McCarthy

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